UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40150

First High-School Education Group Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Board Composition

On December 30, 2021, the board of directors (the “Board”) of First High-School Education Group Co., Ltd. (the “Company”) approved the appointment of Mr. Tommy Zhou (“Mr. Zhou”), the Company’s chief financial officer, as a director of the Board, effective from December 31, 2021. Mr. Lidong Zhu (“Mr. Zhu”), a director of the Board and a member of the audit committee of the Board (the “Audit Committee”), has resigned from the Board and the Audit Committee, effective from December 31, 2021. Mr. Zhu’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Upon the effectiveness of Mr. Zhou’s appointment and Mr. Zhu’s resignation, the Board will consist of five directors, including two independent directors.

Mr. Zhou brings with him over 10 years of capital market experience in top financial institutions. Prior to joining the Company, Mr. Zhou had served as the senior vice president at Tianfeng Securities Co., Ltd. (SHA: 601162) from November 2020 to August 2021. From July 2019 to October 2020, Mr. Zhou served as an associate director at China Innovative Capital Management Ltd. From July 2016 to July 2019, Mr. Zhou served as an investment manager at Sunshine Asset Management Corporation Limited. From June 2013 to June 2015, Mr. Zhou served at multiple positions, including the last position as a financial accountant at The Northwestern Mutual Life Insurance Company. Mr. Zhou received his bachelor’s degree in Economic History from University of British Columbia in 2010, and a master’s degree in business administration from The George Washington University in 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

Date: January 3, 2022	By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer